Delisting Determination,The Nasdaq Stock Market, LLC,
January 6, 2012, Wonder Auto Technology, Inc. The Nasdaq Stock Market, Inc. (the Exchange) has determined to remove from listing the common stock of Wonder Auto Technology, Inc. (the Company), effective at the opening of the trading session on January 17, 2012. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rules 5100 and 5250(c)(1).
The Company was notified of the Staffs determination on August 17, 2011.
The Company appealed the determination to a Hearing Panel and also requested that the Panel stay the delisting action pending the hearing. The Panel denied this request and notified the Company on September 7, 2011 that its shares would be suspended on September 12, 2011. The Panel issued a decision dated October 11, 2011, which delisted the Company's shares from trading and notified the Company. The Company did not request a review of the Panels decision by the Nasdaq Listing and Hearing Review Council. The Listing Council did not call the matter for review. The Panels Determination to delist the Company became final on November 25, 2011.